
October 7, 2022

Jeffrey Karsh
Chief Executive Officer
1st stREIT Office Inc.
11601 Wilshire Boulevard, Suite 1690
Los Angeles, CA 90025

>   **Re: 1st stREIT Office Inc.**
>   **Offering Statement on Form 1-A**
>   **Post-qualification Amendment No. 5**
>   **Filed October 3, 2022**
>   **File No. 024-11317**

Dear Jeffrey Karsh:

This is to advise you that we do not intend to review your amendment.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Victor Rivera Melendez at 202-551-4182 and Jeffrey Gabor at 202-551-2544 and with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Mark Schonberger